04040351

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for August 10, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
AUG 16 2004
THOMSON
FINANCIAL

115737 GSR 2004-11
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 10, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu

Title: Treasurer

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-11, Series 2004-11

115737 GSR 2004-11
Form SE

GSR0411 - Price/Yield - 2A1

Balance	$600,067,000.00	Delay	24
Coupon	4.508	Dated	8/1/2004
Settle	8/27/2004	First Payment	9/25/2004

Price	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100-06	4.420	4.403	4.384	4.363	4.339	4.312	4.281	4.247	Yield
100-06	76	90	103	116	128	139	149	160	Spread
100-07	4.411	4.394	4.373	4.351	4.325	4.296	4.264	4.227	Yield
100-07	75	89	102	114	127	138	147	158	Spread
100-08	4.403	4.384	4.363	4.339	4.312	4.281	4.247	4.208	Yield
100-08	74	88	101	113	126	136	145	156	Spread
100-09	4.395	4.375	4.352	4.327	4.298	4.266	4.230	4.188	Yield
100-09	73	87	100	112	124	135	143	154	Spread
100-10	4.386	4.365	4.341	4.315	4.285	4.251	4.212	4.169	Yield
100-10	73	86	99	111	123	133	142	152	Spread
100-11	4.378	4.356	4.331	4.303	4.271	4.236	4.195	4.150	Yield
100-11	72	85	98	110	122	132	140	150	Spread
100-12	4.370	4.346	4.320	4.291	4.258	4.220	4.178	4.131	Yield
100-12	71	84	97	109	120	130	138	148	Spread
100-13	4.361	4.337	4.310	4.279	4.244	4.205	4.161	4.111	Yield
100-13	70	83	96	107	119	129	137	146	Spread
100-14	4.353	4.328	4.299	4.267	4.231	4.190	4.144	4.092	Yield
100-14	69	82	95	106	118	127	135	144	Spread
100-15	4.345	4.318	4.288	4.255	4.217	4.175	4.127	4.073	Yield
100-15	68	82	94	105	116	126	133	143	Spread
100-16	4.336	4.309	4.278	4.243	4.204	4.160	4.110	4.053	Yield
100-16	68	81	93	104	115	124	131	141	Spread
100-17	4.328	4.300	4.267	4.231	4.191	4.145	4.093	4.034	Yield
100-17	67	80	92	103	114	123	130	139	Spread
100-18	4.320	4.290	4.257	4.219	4.177	4.129	4.076	4.015	Yield
100-18	66	79	91	101	112	121	128	137	Spread
100-19	4.311	4.281	4.246	4.207	4.164	4.114	4.059	3.996	Yield
100-19	65	78	90	100	111	120	126	135	Spread
100-20	4.303	4.271	4.236	4.196	4.150	4.099	4.042	3.977	Yield
100-20	64	77	88	99	110	118	125	133	Spread
100-21	4.295	4.262	4.225	4.184	4.137	4.084	4.024	3.957	Yield
100-21	63	76	87	98	108	116	123	131	Spread
100-22	4.286	4.253	4.214	4.172	4.124	4.069	4.007	3.938	Yield
100-22	63	75	86	97	107	115	121	129	Spread
100-23	4.278	4.243	4.204	4.160	4.110	4.054	3.990	3.919	Yield
100-23	62	74	85	95	106	113	120	127	Spread
100-24	4.270	4.234	4.193	4.148	4.097	4.039	3.973	3.900	Yield
100-24	61	73	84	94	104	112	118	125	Spread
100-25	4.261	4.225	4.183	4.136	4.083	4.024	3.956	3.881	Yield
100-25	60	72	83	93	103	110	116	123	Spread
100-26	4.253	4.215	4.172	4.124	4.070	4.009	3.939	3.862	Yield
100-26	59	71	82	92	102	109	114	121	Spread
WAL	4.20	3.70	3.26	2.88	2.54	2.24	1.97	1.74	
Mod Durn	3.7238	3.3040	2.9286	2.5995	2.3070	2.0461	1.8151	1.6101	
Principal Window	Sep04 - Jun09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

LIBOR_6MO	1.86
LIBOR_1YR	2.18
CMT_1YR	1.97
SWAPS (8/9/04 close)	
1YR	2.18
2YR	2.8125
3YR	3.26
4YR	3.6055
5YR	3.8876
6YR	4.1179
7YR	4.3076
8YR	4.468
9YR	4.6026
10YR	4.7195

GSR0411 - Price/Yield - 2A2

Balance	$500,067,000.00	Delay	24		
Coupon	4.603	Dated	8/1/2004		
Settle	8/27/2004	First Payment	9/25/2004		

LIBOR_6MO	1.88
LIBOR_1YR	2.2138
CMT_1YR	2.01
SWAPS (8/10/04 close)	
1YR	2.2138
2YR	2.9048
3YR	3.3537
4YR	3.6999
5YR	3.9741
6YR	4.1954
7YR	4.3767
8YR	4.5281
9YR	4.6554
10YR	4.7674

Price	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100-06	4.514	4.497	4.478	4.457	4.432	4.405	4.374	4.339	Yield
100-06	76	90	103	116	129	139	149	161	Spread
100-07	4.506	4.488	4.468	4.445	4.419	4.390	4.357	4.319	Yield
100-07	75	89	102	115	127	138	147	159	Spread
100-08	4.498	4.479	4.457	4.433	4.405	4.374	4.339	4.300	Yield
100-08	74	88	101	113	126	136	145	158	Spread
100-09	4.489	4.469	4.446	4.421	4.392	4.359	4.322	4.281	Yield
100-09	74	87	100	112	124	135	144	156	Spread
100-10	4.481	4.460	4.436	4.409	4.378	4.344	4.305	4.261	Yield
100-10	73	86	99	111	123	133	142	154	Spread
100-11	4.473	4.450	4.425	4.397	4.365	4.329	4.288	4.242	Yield
100-11	72	85	98	110	122	132	140	152	Spread
100-12	4.464	4.441	4.414	4.385	4.351	4.313	4.271	4.223	Yield
100-12	71	84	97	109	120	130	138	150	Spread
100-13	4.456	4.431	4.404	4.373	4.338	4.298	4.254	4.203	Yield
100-13	70	83	96	107	119	129	137	148	Spread
100-14	4.448	4.422	4.393	4.361	4.324	4.283	4.237	4.184	Yield
100-14	69	83	95	106	118	127	135	146	Spread
100-15	4.439	4.413	4.382	4.349	4.311	4.268	4.219	4.165	Yield
100-15	69	82	94	105	116	126	133	144	Spread
100-16	4.431	4.403	4.372	4.337	4.297	4.253	4.202	4.145	Yield
100-16	68	81	93	104	115	124	132	142	Spread
100-17	4.422	4.394	4.361	4.325	4.284	4.237	4.185	4.126	Yield
100-17	67	80	92	103	114	123	130	140	Spread
100-18	4.414	4.384	4.351	4.313	4.270	4.222	4.168	4.107	Yield
100-18	66	79	91	101	112	121	128	138	Spread
100-19	4.406	4.375	4.340	4.301	4.257	4.207	4.151	4.088	Yield
100-19	65	78	90	100	111	120	126	136	Spread
100-20	4.397	4.366	4.329	4.289	4.244	4.192	4.134	4.068	Yield
100-20	64	77	88	99	110	118	125	134	Spread
100-21	4.389	4.356	4.319	4.277	4.230	4.177	4.117	4.049	Yield
100-21	64	76	87	98	108	117	123	132	Spread
100-22	4.381	4.347	4.308	4.265	4.217	4.162	4.100	4.030	Yield
100-22	63	75	86	97	107	115	121	131	Spread
100-23	4.372	4.338	4.298	4.253	4.203	4.147	4.083	4.011	Yield
100-23	62	74	85	95	106	113	120	129	Spread
100-24	4.364	4.328	4.287	4.241	4.190	4.132	4.066	3.992	Yield
100-24	61	73	84	94	104	112	118	127	Spread
100-25	4.356	4.319	4.277	4.230	4.177	4.116	4.049	3.972	Yield
100-25	60	72	83	93	103	110	116	125	Spread
100-26	4.348	4.309	4.266	4.218	4.163	4.101	4.032	3.953	Yield
100-26	59	71	82	92	102	109	115	123	Spread
WAL	4.20	3.70	3.26	2.88	2.54	2.24	1.97	1.74	
Mod Durn	3.7145	3.2962	2.9220	2.5939	2.3023	2.0422	1.8118	1.6074	
Principal Window	Sep04 - Jun09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

Note: OAC = 2X GAIN CVX

Single Security Calculator

Security ID: GSR 0411 2A2

Deal	GSR 0411	Curr Bal	500,067,000
Description	Floater,Senior	Effv Band	N/A
Coupon	4.603%	Factor	1.00000000

Collateral	Collat Cpn	WAC	WAM	WALA	Vintage	As Of
WL	4.68	4.934	358	2	2004	8/04

Settle=08/27/04

	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB
Price	100-16	100-16	100-16	100-16	100-16
Libor OAS	49	49	49	49	49
Libor OAD	1.97	1.97	1.97	1.97	1.97
Gain Cvx	-0.71	-0.71	-0.71	-0.71	-0.71
Yield	4.372	4.337	4.297	4.253	4.202
Lib Intrp Sprd	92.7	103.8	115.0	124.1	131.6
Lib Static Sprd	65	71	76	81	85
Tsy Static Sprd	112	116	121	125	129
Avg Life	3.263	2.879	2.539	2.238	1.973

Market Levels	Pricing Date	1mo	3mo	6mo	1yr	2yr	5yr	10yr	30yr
US Treasury	08/10/04		1.484	1.692	1.915	2.524	3.494	4.285	5.066
	R/T (12:36 PM)		1.440	1.723	1.770	2.520	3.496	4.291	5.073
LIBOR/Swap	08/10/04	1.579	1.680	1.880	2.214	2.905	3.974	4.767	5.426

Note: All calculations except R/T Intrp Spread and R/T Sprd/Bnch are based on 08/10/04 close market levels.

Disclaimer:

This material has been prepared by the Fixed Income Trading/Sales Department and is not the product of the Fixed Income Research Department. This material is for your private information, and we are not soliciting any action based upon it. Certain transactions, including those involving futures, options and high yield securities, give rise to substantial risk and are not suitable for all investors. Opinions expressed are our present opinions only. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. We, or persons involved in the preparation or issuance of this material, may, from time to time, have long

or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. Further information on any of the securities, futures, or options mentioned in this material may be obtained upon request.

GSR0411 - Price/Yield - 2A2

Balance	$500,067,000.00	Delay	24
Coupon	4.578	Dated	8/1/2004
Settle	8/27/2004	First Payment	9/25/2004

LIBOR_6MO	1.92
LIBOR_1YR	2.2775
CMT_1YR	2
SWAPS (8/11/04 close)	
1YR	2.2775
2YR	2.8816
3YR	3.3294
4YR	3.6793
5YR	3.9541
6YR	4.1759
7YR	4.3586
8YR	4.5104
9YR	4.6397
10YR	4.7527

Price	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100-06	4.489	4.473	4.453	4.432	4.408	4.380	4.349	4.315	Yield
100-06	76	90	103	116	128	139	148	159	Spread
100-07	4.481	4.463	4.443	4.420	4.394	4.365	4.332	4.295	Yield
100-07	75	89	102	114	127	138	147	157	Spread
100-08	4.473	4.454	4.432	4.408	4.381	4.350	4.315	4.276	Yield
100-08	74	88	101	113	126	136	145	155	Spread
100-09	4.464	4.444	4.421	4.396	4.367	4.335	4.298	4.256	Yield
100-09	73	87	100	112	124	135	143	153	Spread
100-10	4.456	4.435	4.411	4.384	4.354	4.319	4.281	4.237	Yield
100-10	72	86	99	111	123	133	142	151	Spread
100-11	4.448	4.425	4.400	4.372	4.340	4.304	4.264	4.218	Yield
100-11	71	85	98	110	122	132	140	149	Spread
100-12	4.439	4.416	4.390	4.360	4.327	4.289	4.246	4.198	Yield
100-12	71	84	97	108	120	130	138	147	Spread
100-13	4.431	4.407	4.379	4.348	4.313	4.274	4.229	4.179	Yield
100-13	70	83	96	107	119	129	136	146	Spread
100-14	4.423	4.397	4.368	4.336	4.300	4.259	4.212	4.160	Yield
100-14	69	82	95	106	118	127	135	144	Spread
100-15	4.414	4.388	4.358	4.324	4.286	4.243	4.195	4.141	Yield
100-15	68	81	94	105	116	126	133	142	Spread
100-16	4.406	4.378	4.347	4.312	4.273	4.228	4.178	4.121	Yield
100-16	67	80	93	104	115	124	131	140	Spread
100-17	4.398	4.369	4.337	4.300	4.259	4.213	4.161	4.102	Yield
100-17	66	79	92	103	114	122	130	138	Spread
100-18	4.389	4.360	4.326	4.288	4.246	4.198	4.144	4.083	Yield
100-18	66	78	90	101	112	121	128	136	Spread
100-19	4.381	4.350	4.315	4.276	4.233	4.183	4.127	4.063	Yield
100-19	65	77	89	100	111	119	126	134	Spread
100-20	4.373	4.341	4.305	4.264	4.219	4.168	4.110	4.044	Yield
100-20	64	77	88	99	110	118	124	132	Spread
100-21	4.364	4.331	4.294	4.253	4.206	4.152	4.093	4.025	Yield
100-21	63	76	87	98	108	116	123	130	Spread
100-22	4.356	4.322	4.284	4.241	4.192	4.137	4.076	4.006	Yield
100-22	62	75	86	97	107	115	121	128	Spread
100-23	4.348	4.313	4.273	4.229	4.179	4.122	4.058	3.987	Yield
100-23	61	74	85	95	106	113	119	126	Spread
100-24	4.339	4.303	4.262	4.217	4.165	4.107	4.041	3.967	Yield
100-24	61	73	84	94	104	112	118	124	Spread
100-25	4.331	4.294	4.252	4.205	4.152	4.092	4.024	3.948	Yield
100-25	60	72	83	93	103	110	116	122	Spread
100-26	4.323	4.285	4.241	4.193	4.139	4.077	4.007	3.929	Yield
100-26	59	71	82	92	102	109	114	121	Spread
WAL	4.20	3.70	3.26	2.88	2.54	2.24	1.97	1.74	
Mod Durn	3.7169	3.2982	2.9237	2.5954	2.3036	2.0432	1.8127	1.6081	
Principal Window	Sep04 - Jun09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	Sep04 - Jul09	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	